UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

CRYO-CELL International, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

228895108

(CUSIP Number)

Matthew G. Roszak

SilkRoad Equity LLC

111 N. Chestnut Street, Suite 200

Winston-Salem, NC 27101

336-201-5100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 11, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 228895108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Andrew J. Filipowski

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 505,000

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 505,000

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 505,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 228895108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Andrew J. Filipowski Revocable Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 40,000

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 40,000

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 228895108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Matthew G. Roszak

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 60,000

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 60,000

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of CRYO-CELL International, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 700 Brooker Creek Blvd., Oldsmar, Florida 34677.

Item 2.	Identity and Background

This Statement is filed jointly by:  (1) Andrew J. Filipowski (“Mr. Filipowski”), (2) the Andrew J. Filipowski Revocable Trust (the “Trust”), and (3) Matthew G. Roszak (“Mr. Roszak” and together with Mr. Filipowski and the Trust, sometimes hereinafter referred to collectively as the “Reporting Persons”).  However, each Reporting Person disclaims beneficial ownership of the shares owned by the other Reporting Persons.  The Reporting Persons share the business address set forth on the cover of this Statement.  Both Mr. Filipowski and Mr. Roszak are private investors and principals of SilkRoad Equity LLC, a private investment management company with a principal business address as set forth on the cover of this Statement.  Each of Mr. Filipowski and Mr. Roszak is a citizen of the United States of America.  The Trust is an Illinois revocable trust of which Mr. Filipowski is the settlor, trustee, and lifetime beneficiary.

During the past five years, no Reporting Person has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Filipowski owns 505,000 shares of Common Stock, acquired in open market purchases using his personal funds.  Mr. Filipowski estimates that the total amount of funds used to acquire these shares was approximately $1,231,382.  These acquisitions were made between April 2004 and January 2005.  No funds were borrowed for this purpose.

The Trust owns 40,000 shares of Common Stock, acquired in open market purchases using trust funds.  Mr. Filipowski, as trustee of the Trust, estimates that the total amount of funds used to acquire these shares was approximately $114,909.  These acquisitions were made by the Trust through three transactions effected by a registered broker in April 2006 as follows: (1) the Trust acquired 20,000 shares on April 11, 2006, at a price of approximately $2.97 per share; (2) the Trust acquired 10,000 shares on April 12, 2006, at a price of approximately $2.83 per share; and (3) the Trust acquired 10,000 shares on April 18, 2006, at a price of approximately $2.73 per share.  No funds were borrowed for this purpose.

Mr. Roszak owns 54,000 shares of Common Stock, acquired in open market purchases using his personal funds.  Mr. Roszak estimates that the total amount of funds used to acquire these shares was approximately $107,255.  These acquisitions were made between June 2004 and January 2005.  Mr. Roszak also owns 6,000 shares of Common Stock, acquired in open market purchases using his funds held in a traditional Individual Retirement Account (“IRA”).  These acquisitions were made between June 2004 and January 2005.  Mr. Roszak estimates that the total amount of funds used to acquire these shares was approximately $11,920.  No funds were borrowed for this purpose.

Item 4.	Purpose of Transaction

Mr. Filipowski acquired 40,000 of the shares of Common Stock beneficially owned, or deemed to be beneficially owned, by him through the Trust and 505,000 of the shares of Common Stock beneficially owned by him personally, for the purpose of investment.  The Trust, of which Mr. Filipowski is the trustee, acquired the shares of Common Stock beneficially owned by it for the purpose of investment.  Mr. Filipowski disclaims beneficial ownership of the shares of Common Stock held by the Trust.

Mr. Roszak acquired 60,000 of the shares of Common Stock beneficially owned by him personally for the purpose of investment.

The Reporting Persons have acquired the shares of Common Stock to influence management and maximize stockholder value.  Although the Reporting Persons do not have present plans or proposals that relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto), the Reporting Persons intend to encourage the Company to take all actions that could maximize stockholder value, including any of the following:  (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s certificate of incorporation, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

Subject to availability at prices deemed favorable, the Reporting Persons may acquire additional shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions, or otherwise.  The Reporting

Persons may also dispose of shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions, or otherwise.  The Reporting Persons or persons affiliated therewith may also enter into transactions directly with the Company with respect to the acquisition or disposition of shares, or otherwise.

Item 5.	Interest in Securities of the Issuer

(a)    Mr. Filipowski currently beneficially owns 505,000 shares of Common Stock directly and beneficially owns, or is deemed to own, indirectly 40,000 shares of Common Stock held through the Trust, representing in the aggregate approximately 4.7% of the issued and outstanding Common Stock.  Mr. Filipowski disclaims beneficial ownership of the 40,000 shares of Common Stock held by the Trust, representing approximately 0.3% of the issued and outstanding Common Stock.

Mr. Roszak currently beneficially owns 54,000 shares of Common Stock directly and beneficially owns, or is deemed to own, indirectly 6,000 shares of Common Stock held through his IRA, representing in the aggregate approximately 0.5% of the issued and outstanding Common Stock.

The Reporting Persons, as a group, may be deemed to own 605,000 shares of Common Stock, representing in the aggregate approximately 5.2% of the issued and outstanding Common Stock.  However, each Reporting Person disclaims beneficial ownership of the shares owned by the other Reporting Persons.

(b)    The responses to Items 7-10 of the cover sheets are incorporated herein by reference.

(c)    Except as set forth in Item 3, the responses to which are incorporated herein by reference, no transactions in Common Stock were effected during the past 60 days by the Reporting Persons.

(d)    Not applicable.

(e)    Not applicable.

All ownership percentages are based on 11,624,629 shares of Common Stock outstanding as of April 13, 2006, as reported in the Company’s Quarterly Report on Form 10-QSB for the quarterly period ended February 28, 2006.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Items 2, 3, and 4, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1: Joint Filing Agreement dated as of April 21, 2006, between Andrew J. Filipowski, the Andrew J. Filipowski Revocable Trust, and Matthew G. Roszak.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 21, 2006.

/S/ ANDREW J. FILIPOWSKI
Andrew J. Filipowski

ANDREW J. FILIPOWSKI REVOCABLE TRUST

By	/S/ ANDREW J. FILIPOWSKI
Andrew J. Filipowski
Trustee

/S/ MATTHEW G. ROSZAK
Matthew G. Roszak

Exhibit Index

Exhibit 1:                Joint Filing Agreement dated as of April 21, 2006, between Andrew J. Filipowski, the Andrew J. Filipowski Revocable Trust, and Matthew G. Roszak.